EXHIBIT 4.2

NOTE

September   , 2020

Pompano Beach, Florida

FOR VALUE RECEIVED, Global Boatworks Holdings, Inc. (the "Maker"), hereby promises to pay ______ (the "Payee"), at such place as Payee may, from time to time, designate, the principal sum of $_____ in lawful money of the United States promptly no later than 45 days from the date hereof (the “Maturity Date”).

Maker further promises to pay interest on the unpaid principal balance hereof at the rate of six percent (6%) per annum, such interest to be paid at maturity.  Interest shall be calculated on the basis of a 360 day year and actual days elapsed.  In no event shall the interest charged hereunder exceed the maximum permitted under the laws of the State of Florida.  In the event this Note is not paid in full as of the Maturity Date, the Payee may convert the Note in full into 500,000 shares of common stock of the Maker which such shares of common stock will be delivered to the Payee or its designees.

This Note can be prepaid in whole or in part at any time without the consent of the Payee provided that Maker shall pay all accrued interest on the principal so prepaid to date of such prepayment.

Notwithstanding the due date of this Note specified above, the entire unpaid principal balance of this Note and interest accrued with respect thereto shall be immediately due and payable upon the occurrence of any of the following:

The Maker commits an act of bankruptcy, making an assignment for the benefit of creditors or making or sending a notice of intended bulk transfer, or if a meeting of creditors is convened or a committee of creditors is appointed for, or any petition or proceeding for any relief under any bankruptcy, reorganization, insolvency, readjustment of debt, receivership, liquidation or dissolution law or statute now or hereinafter in effect (whether at law or in equity) is filed or commenced by or against Maker or any property of Maker, or the appointment of a receiver or trustee for Maker or any property of Maker.

The Maker waives demand, presentment, protest and notice of any kind.

This Note may not be changed, modified or terminated orally, but only by an agreement in writing, signed by the party to be charged.

This Note shall be governed by and construed in accordance with the laws of the State of Florida and shall be binding upon the successors, assigns, heirs, administrators and executors of the Maker and enure to the benefit of the Payee, its successors, endorsees, assigns, heirs, administrators and executors.

If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby.

Global Boatworks Holdings, Inc.

By:____________________________

Name: Laurin Leonard

Title: CEO